October 7, 2011
IM Ref. No. 2011107912
Morgan Stanley Institutional
Fund of Hedge Funds
File No. 811-10593

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated October 7, 2011 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 17(a) or 17(d) of the Investment Company Act of 1940 (the "Act") or Rule 17d-1 under the Act, against: Morgan Stanley Institutional Fund of Hedge Funds ("IFHF"), a Delaware limited partnership registered under the Act as a closed-end investment company; Morgan Stanley AIP GP LP, IFHF's investment adviser ("Investment Adviser"); a liquidating trust ("Liquidating Trust") to which IFHF proposes to transfer certain of its portfolio securities that are interests in private investment companies ("Underlying Funds"); or any limited partner of IFHF ("Limited Partner") that holds more than 5% of IFHF's limited partnership interests or that may be under common control with IFHF ("Affiliated Limited Partner"), if IFHF transfers the interests in certain of the Underlying Funds to the Liquidating Trust and simultaneously distributes interests in the Liquidating Trust, pro rata, to IFHF's Limited Partners ("Proposed Transactions"). Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Sections 17(a) or 17(d) of the Act, or Rule 17d-1 under the Act, against IFHF, the Investment Adviser, the Liquidating Trust, or any Affiliated Limited Partner, if IFHF engages in the Proposed Transactions.[1]

Background

You state that IFHF invests substantially all of its assets in Underlying Funds that are not registered under the Act. You also state that, subject to authorization by its board of directors ("Board"), IFHF engages in quarterly issuer tender offers in accordance with Rule 13e-4 under the Securities Exchange Act of 1934, to provide periodic liquidity to its Limited Partners ("Quarterly Tender Offers"). You state that, in order to satisfy the Quarterly Tender Offers, IFHF typically submits redemption requests to the Underlying Funds and distributes the cash it receives from the Underlying Funds and other available cash to its tendering Limited Partners. You further state that IFHF has submitted requests to redeem all or a portion of its interests in certain Underlying Funds that have suspended or sharply limited the ability of interest holders to redeem their interests ("Restricted Underlying Funds"). You state that IFHF and the Investment Adviser are concerned that as IFHF continues to engage in its Quarterly Tender Offers, IFHF's interests in the Restricted Underlying Funds could become a growing percentage of its total assets, and that IFHF could become less diversified from a portfolio management perspective.

[1] This letter confirms oral no-action relief provided by James M. Curtis, Branch Chief, Division of Investment Management, to Richard Horowitz of Dechert LLP on June 29, 2011.





You state that IFHF and the Investment Adviser would like to establish the Liquidating Trust and to engage in a one-time transfer of all of IFHF's interests in the Restricted Underlying Funds to the Liquidating Trust in exchange for an interest in the Liquidating Trust. You further state that IFHF would simultaneously engage in a one-time special distribution of all of its interest in the Liquidating Trust on a pro rata basis to each Limited Partner. You state that the sole purpose of the Liquidating Trust would be to facilitate the complete liquidation of the interests in the Restricted Underlying Funds. You state that the Investment Adviser will manage the assets of the Liquidating Trust for the purpose of achieving an orderly liquidation of Restricted Underlying Fund interests and that the Investment Adviser will receive no compensation for serving in this capacity. You state that the Board will monitor the liquidation activities of the Liquidating Trust, and that the Investment Adviser will provide the Board, on at least a quarterly basis, with a report on the liquidation activities of the Liquidating Trust.

Legal Analysis

Section 17(a)(2) of the Act generally prohibits an affiliated person, or an affiliated person of an affiliated person ("second tier affiliate") of a registered investment company, acting as principal, from knowingly purchasing from the registered investment company any security or other property.[2] You state that IFHF and the Liquidating Trust could be viewed as being under the common control of the Investment Adviser and therefore affiliated persons of each other. Therefore, you state that the proposed purchase by the Liquidating Trust of IFHF's interests in the Restricted Underlying Funds in exchange for an interest in the Liquidating Trust may be prohibited by Section 17(a)(2). You also state that the distribution of interests in the Liquidating Trust to the Affiliated Limited Partners could be viewed as a purchase prohibited by Section 17(a)(2) of the Act.

Section 17(d) of the Act generally prohibits an affiliated person or second-tier affiliate of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the Act generally prohibits participation in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. You state that the creation and operation of the Liquidating Trust and the distribution of interests in the Liquidating Trust to the Limited Partners, including the Affiliated Limited Partners, could be viewed as a "joint enterprise or other joint arrangement or profit-sharing plan" among IFHF, the

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2 Section 2(a)(3) of the Act defines an affiliated person of another person to include "(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof."

Investment Adviser, the Liquidating Trust and the Affiliated Limited Partners, within the meaning of Rule 17d-1.

You request our assurance that we would not recommend enforcement action to the Commission under Sections 17(a) or 17(d), or Rule 17d-1, against IFHF, the Investment Adviser, the Liquidating Trust, or any Affiliated Limited Partner, if IFHF engages in the Proposed Transactions.[3] In support of your request, you state that all of IFHF's interests in the Restricted Underlying Funds as of December 31, 2010, will be transferred by IFHF to the Liquidating Trust and will be valued in the same manner as they are valued for purposes of computing IFHF's net asset value. You state that no Limited Partner will have any influence or control over the selection of the Restricted Underlying Funds to be transferred to the Liquidating Trust. You also state that the simultaneous distribution of all of IFHF's interest in the Liquidating Trust, and any subsequent distributions of cash from the Liquidating Trust, to the Limited Partners, will be on a pro rata basis. In addition, you state that the Investment Adviser will receive no compensation for managing the assets of the Liquidating Trust.[4] You also state that the Proposed Transactions are consistent with the policies of IFHF, as recited in its registration statement and reports filed under the Act.

Therefore, you conclude that the terms of the Proposed Transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned. You further conclude that IFHF will participate in the Proposed Transactions on a basis no less advantageous than that of other participants, and that the Proposed Transactions are consistent with the general purposes of the Act.

Conclusion

Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Section 17(a) or 17(d) of the Act, or Rule 17d-1 under the Act, against IFHF, the Investment Adviser, the Liquidating Trust, or any Affiliated Limited Partner, if IFHF engages in the Proposed Transactions.[5] This response

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[3] You note that Rule 17a-3 under the Act (which exempts from Section 17(a) of the Act transactions solely between a registered investment company and its fully-owned subsidiaries) and Rule 17a-5 under the Act (which provides that certain pro rata distributions by a registered investment company to its common shareholders shall not be deemed to involve a sale to or a purchase from such distributing investment company, as those terms are used in Section 17(a) of the Act) may be read to permit the Proposed Transactions. Nevertheless, in light of the Commission's order in *M.A. Hanna Company, et al.*, Investment Company Release No. 2231 (Sep. 28, 1955), and the *Chicago Milwaukee Corporation,* SEC Staff No-Action Letter (pub. avail. Dec. 16, 1988), you are seeking the requested relief.

[4] You also state that the general partner of IFHF, which is an affiliate of the Investment Adviser, has irrevocably agreed to waive any performance-based incentive allocation which it might otherwise receive from managing IFHF following the establishment of the Liquidating Trust.

[5] You do not request, and we do not express any view concerning, the status of the Liquidating Trust under the Act, the status under the Act of any Restricted Underlying Fund in which the Liquidating Trust may hold interests, or the application of Section 12(d)(1) of the Act to IFHF's acquisition of its interest in the Liquidating Trust.

expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based upon the representations made to us in your letter, any different facts or representations may require a different conclusion.[6]



Julia Kim Gilmer
Senior Counsel

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6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature your request, however, the position expressed in this letter applies only to the named parties, and no other entity may rely on this position.

Dechert
LLP

1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+212 698 3525 Direct
+212 698 0452 Fax

October 7, 2011

Douglas J. Scheidt, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Morgan Stanley Institutional Fund of Hedge Funds LP: Request for No-Action Assurance under Sections 17(a) and 17(d) of the Investment Company Act of 1940

Dear Mr. Scheidt:

Morgan Stanley Institutional Fund of Hedge Funds LP ("IFHF") is a registered closed-end investment company organized on November 6, 2001 as a Delaware limited partnership. IFHF's investment objective is to seek capital appreciation by investing substantially all of its assets in investment funds ("Underlying Funds") managed by third-party investment managers who employ a variety of alternative investment strategies in pursuit of attractive risk-adjusted returns. The Underlying Funds offer their securities privately without registration under the Securities Act of 1933, as amended, and the Underlying Funds are not registered under the Investment Company Act of 1940, as amended ("1940 Act"), in reliance on the exemption set forth in Section 3(c)(7) of the 1940 Act or are offshore entities that do not rely on Section 3(c)(7) of the 1940 Act.[1] Morgan Stanley AIP GP LP, IFHF's investment adviser (the "Investment Adviser"), allocates IFHF's assets and monitors regularly each Underlying Fund to determine whether its investment program is consistent with IFHF's investment objective and whether its investment performance and other criteria are satisfactory. In consideration for providing these advisory services, the Investment Adviser receives a monthly management fee from IFHF at an annual rate of 0.55% of IFHF's month-end net assets. Morgan Stanley Alternative Investment Partners LP, the general partner of IFHF and an affiliate of the Investment Adviser (the "General Partner"), is entitled to receive a performance-based incentive allocation of 10% of the amount, if any, by which IFHF's net profits exceed a stated hurdle rate amount over the relevant incentive period, generally a fiscal year (the "Incentive Allocation").

1 Section 3(c)(7) exempts from the definition of investment company any issuer the outstanding securities of which are owned exclusively by persons who, at the time of purchase, are qualified purchasers, and which is not making and does not propose to make a public offering of such securities.

IFHF, the Investment Adviser, a liquidating trust vehicle (the "Liquidating Trust"), and any limited partner of IFHF that holds more than 5% of IFHF's limited partnership interests or that may be under common control with IFHF (each an "Affiliated Limited Partner") respectfully request assurance that the staff of the Securities and Exchange Commission (the "Commission" or the "SEC") will not recommend enforcement action under Section 17(a) or 17(d) of the 1940 Act and the rules thereunder if IFHF (i) establishes the Liquidating Trust, (ii) engages in a one-time transfer to the Liquidating Trust of certain of its portfolio securities that are interests in Underlying Funds that have suspended or sharply limited the ability of interest holders to redeem their interests (the "Restricted Underlying Funds") in exchange for all of the interests of the Liquidating Trust, and (iii) simultaneously engages in a one-time special distribution of all of its interests in the Liquidating Trust on a *pro rata* basis to each limited partner of IFHF (each, a "Limited Partner"), all as discussed further below.[2]

**Facts**

As of December 31, 2010, IFHF held interests in 50 Underlying Funds, of which 22 were Restricted Underlying Funds. As of that date, IFHF's total assets were approximately $1.34 billion, and IFHF's interests in the Restricted Underlying Funds comprised approximately 20% of IFHF's total assets.[3]

IFHF has submitted redemption requests to redeem all or a portion of its interests in the Restricted Underlying Funds. However, each Restricted Underlying Fund has either (i) completely suspended the ability of its limited partners/members to redeem their interests and initiated a plan of dissolution and liquidation, (ii) imposed a gate that limits the ability of its limited partners/members to redeem their interests to no more than 10% of the value of their interest per quarter, or (iii) designated certain investments as illiquid, "side pocketed" investments (the "Special Investments") and restricted the ability of its limited partners/members to redeem their interests in respect of these Special Investments. Each Underlying Fund that has Special Investments is a Restricted Underlying Fund.[4]

Subject to authorization by its board of directors ("Board of Directors") each quarter, IFHF engages in quarterly issuer tender offers in accordance with Rule 13e-4 under the Securities

[2] Our letter seeks to formalize oral no-action relief provided by James M. Curtis of the Staff to Richard Horowitz of Dechert LLP on June 29, 2011.

[3] Of the 22 Restricted Underlying Funds, IFHF's aggregate interests in seven of them totaled approximately 16% of IFHF's total assets as of December 31, 2010.

[4] In some cases, the Restricted Underlying Fund has transferred the Special Investments to a separate special purpose vehicle and distributed interests in such vehicle to its limited partners/members on a pro rata basis. In other cases, the Restricted Underlying Fund has set up one or more separate accounts on its books for these Special Investments and issued a new class of interests to its limited partners/members that corresponds to a pro rata ownership interest in each such account (in each case, "Special Investment Interests").

Exchange Act of 1934, as amended, to provide periodic liquidity to its Limited Partners, in amounts ranging from 5-25% of IFHF's total assets per quarter (the "Quarterly Tender Offers"). In order to satisfy the Quarterly Tender Offers, IFHF typically submits redemption requests to the Underlying Funds and distributes the cash it receives from the Underlying Funds and other available cash to its tendering Limited Partners. IFHF and the Investment Adviser are concerned that as IFHF continues to engage in its Quarterly Tender Offers, IFHF's interests in the Restricted Underlying Funds could become a larger and larger percentage of its total assets, and that IFHF could become less diversified from a portfolio management perspective.

IFHF and the Investment Adviser would like to establish the Liquidating Trust and to engage in a one-time transfer of all of IFHF's interests in the Underlying Funds that are Restricted Underlying Funds[5] as of December 31, 2010 to the Liquidating Trust in exchange for an interest in the Liquidating Trust. Each such transfer would require the prior consent of the general partner/manager of the Restricted Underlying Fund, and the Investment Adviser expects that each such consent would be given.[6] The interests in the Restricted Underlying Funds transferred by IFHF to the Liquidating Trust would be valued in the same manner as they are currently valued for purposes of computing IFHF's net asset value. At the time of these transfers, IFHF would simultaneously engage in a one-time special distribution to distribute its interest in the Liquidating Trust on a *pro rata* basis to each Limited Partner, including any affiliated person.[7] The simultaneous one-time transfer of interests in the Restricted Underlying Funds and one-time special distribution to each Limited Partner would occur prior to the next Quarterly Tender Offer. The sole purpose of the Liquidating Trust would be to facilitate the complete liquidation of the interests in the Restricted Underlying Funds. The Liquidating Trust would collect cash from the Restricted Underlying Funds as they fund redemption requests from their limited partners/members, and would promptly distribute that cash on a *pro rata* basis to the Liquidating Trust's beneficial owners.[8]

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5 In those instances where the Restricted Underlying Fund has issued Special Investment Interests, IFHF would transfer its Special Investment Interest to the Liquidating Trust.

6 One Restricted Underlying Fund gave its consent to transfer half of IFHF's interest to the Liquidating Trust. The Investment Adviser has informed the Board that it would transfer half of IFHF's interest in this Restricted Underlying Fund to the Liquidating Trust.

7 Certain limited partners, including feeder funds, are affiliated persons of IFHF because they beneficially own more than 5% of IFHF's outstanding limited partnership interests and/or they are under common control with IFHF.

8 We note that the Liquidating Trust will be formed and operated for the specific purpose of liquidating the interests of the Restricted Underlying Funds for the benefit of IFHF's limited partners. Therefore, for purposes of Section 2(a)(51)(A) of the 1940 Act, the Liquidating Trust itself would be a qualified purchaser and would not be deemed "formed for the specific purpose" of acquiring the interests of any particular Restricted Underlying Fund. See SCP Private Equity Partners II, L.P. (pub. avail. June 6, 2006).

The Board of Directors of IFHF, including a majority of the independent directors, have approved the establishment of the Liquidating Trust, and subject to obtaining the requested no-action relief, the one-time transfer of interests in the Restricted Underlying Funds by IFHF to the Liquidating Trust and the one-time special distribution of IFHF's interest in the Liquidating Trust on a *pro rata* basis to the Limited Partners. The Board of Directors of IFHF would monitor the liquidation activities of the Liquidating Trust. The Investment Adviser would serve as the investment adviser of the Liquidating Trust, but would receive no compensation for serving in this capacity. The Investment Adviser's role would be limited to managing the assets of the Liquidating Trust to achieve an orderly liquidation of the interests in the Restricted Underlying Funds. The Investment Adviser would provide the Board of Directors of IFHF, on at least a quarterly basis, with a report on the liquidation activities of the Liquidating Trust. Following the Liquidating Trust's receipt of cash from all the Restricted Underlying Funds in full satisfaction of IFHF's redemption requests, and the distribution of that cash *pro rata* to the Liquidating Trust's beneficial owners, the Liquidating Trust would be terminated. It is expected that the Liquidating Trust would have a finite term of between three and five years.[9]

Each Limited Partner would be notified in writing of IFHF's intention to establish the Liquidating Trust, the interests of the Restricted Underlying Funds IFHF intends to transfer to the Liquidating Trust, and the contemplated liquidation activities of the Liquidating Trust. In addition, each Limited Partner would receive a quarterly update in writing that summarizes the most recent liquidation activities of the Liquidating Trust. Following the initial notification to the Limited Partners, IFHF would not market or offer its interests to new potential investors until the one-time special distribution of IFHF's interest in the Liquidating Trust to the existing Limited Partners has occurred.

**Analysis**

Section 17(a) of the 1940 Act prohibits any affiliated person, or any affiliated person of an affiliated person, of a registered investment company, acting as principal, from knowingly buying securities or other property from the investment company or selling securities or other property to the investment company, except for certain limited exceptions. Section 17(a) could be implicated in two respects by the proposed transaction, as discussed further below.

First, the Liquidating Trust may be viewed as an "affiliated person" of IFHF under Section 2(a)(3)(C) of the 1940 Act since IFHF and the Liquidating Trust may be deemed to be

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[9] The Liquidating Trust would not register as an investment company under the 1940 Act in reliance on Section 7(b) of the 1940 Act which permits an unregistered investment company to engage in transactions "which are merely incidental to the dissolution of an investment company." See, e.g., I.C.H. Corporation (pub. avail. February 24, 1997); Integrated Resources (pub. avail. August 5, 1994); MPC Liquidating Trust (pub. avail. March 10, 1994); The Marbella Founders Trust (pub. avail. December 1, 1993); Oppenheimer Landmark Properties (pub. avail. March 9, 1993); Celina Financial Corporation (pub. avail. February 19, 1993).

under the common control of the Investment Adviser.[10] Accordingly, if the transfer of interests in the Restricted Underlying Funds from IFHF to the Liquidating Trust were considered to be a "purchase" and "sale" of securities or other property, the transfer of such interests from IFHF to the Liquidating Trust in exchange for an interest in the Liquidating Trust could be prohibited by Section 17(a) of the 1940 Act.[11]

Second, Limited Partners that hold more than 5% of IFHF's shares or those that are under common control with IFHF may be viewed as "affiliated persons" of IFHF under Section 2(a)(3)(A) or 2(a)(3)(C) of the 1940 Act. Therefore, if IFHF's one-time special distribution of its interest in the Liquidating Trust on a *pro rata* basis to its Limited Partners were considered to be a "purchase" and "sale" of securities or other property, such distribution from IFHF to its Limited Partners could be prohibited under Section 17(a) of the 1940 Act.

We would argue that the potential abuses involved in prohibiting a sale of securities from a registered investment company to an affiliated person are not present with respect to IFHF's one-time contribution of interests in the Restricted Underlying Funds to the Liquidating Trust. The consideration to be paid by the Liquidating Trust and received by IFHF (i.e., the interest in the Liquidating Trust) would be fair and reasonable, and the contribution of interests would involve no element of overreaching. As noted above, the interests in the Restricted Underlying Funds would be valued in the same manner as they are currently valued for purposes of computing IFHF's net asset value. No Limited Partner would have any influence or control over the selection of the Restricted Underlying Funds to be transferred to the Liquidating Trust. The Commission has issued several exemptive orders over the years permitting the transfer of assets from one registered investment company to a newly formed registered investment company and the subsequent distribution of shares of the new registered investment company as a dividend to shareholders. See, e.g., The Gabelli Equity Trust Inc., SEC Release Nos. IC-20431 (July 28,

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10 Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include "(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof."

11 IFHF, for a brief period of time, will be the sole beneficial owner of the Liquidating Trust and arguably could raise an issue under Section 12(d)(1)(A) of the 1940 Act. We do not believe the proposed transactions raise any of the layering concerns that the Section 12(d)(1)(A) limitations are designed to prevent and should not prevent IFHF from implementing such transactions. See The Gabelli Equity Trust Inc. (pub. avail. April 1, 1994).

1994) (notice) and IC-20502 (August 25, 1994) (order); The Gabelli Equity Trust Inc., SEC Release Nos. IC-23808 (April 23, 1999) (notice) and IC-23840 (May 14, 1999) (order); and The Gabelli Equity Trust Inc., SEC Release Nos. IC-27808 (April 30, 2007) (notice) and IC-27823 (May 22, 2007) (order). We note that each of these exemptive orders involved the creation of a new registered investment company that would have an infinite life, as opposed to the creation of a liquidating trust that would have a finite life and would be exempt from having to register as an investment company. As was the case in those exemptive orders, the transfer of interests in the Restricted Underlying Funds would be consistent with the policies of IFHF as recited in its registration statement and reports filed under the 1940 Act, and the transfer would not place either IFHF or the Liquidating Trust in a position less advantageous than the other.

We would also argue that the potential abuses involved in prohibiting a purchase or sale from a registered investment company to an affiliated person are not present with respect to the one-time special distribution of interests in the Liquidating Trust by IFHF to affiliated Limited Partners. See, e.g., Signature Financial Group, Inc. (pub. avail. December 28, 1999), in which the Staff provided no-action relief, permitting an open-end fund to satisfy a redemption request from an affiliated person by means of an in-kind distribution of portfolio securities, noting that the Commission has issued many exemptive orders permitting redemptions in kind to affiliated shareholders, subject to certain conditions designed to ensure that the redemptions in kind are consistent with the concerns underlying Section 17(a). The Staff stated, "We believe that funds may make redemptions in kind to affiliated shareholders under certain circumstances that are consistent with the purpose of Section 17(a), without the need to obtain exemptive orders under Section 17(b)." In the same way, we believe that the one-time special distribution by IFHF of its interest in the Liquidating Trust to Limited Partners on a *pro rata* basis is consistent with the policies of IFHF as recited in its registration statement and reports filed under the 1940 Act and is consistent with the purpose of Section 17(a) without presenting a need to obtain exemptive relief under Section 17(b).

Section 17(d) of the 1940 Act generally prohibits an affiliated person or second-tier affiliate of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. The creation and operation of the Liquidating Trust and the distribution of interests in the Liquidating Trust to the Limited Partners, including the Affiliated Limited Partners, could be viewed as a "joint enterprise or other joint arrangement or profit-sharing plan" among IFHF, the Investment Adviser, the Liquidating Trust and the Affiliated Limited Partners, within the meaning of Rule 17d-1.

The General Partner could benefit from the proposed transactions if the contemplated transfers of interests in the Restricted Underlying Funds results in improved IFHF performance, thereby potentially increasing the Incentive Allocation to which the General Partner could be entitled over a relevant incentive period. The General Partner has agreed irrevocably to waive the Incentive Allocation which it might otherwise receive in the current fiscal year and for all future fiscal years of IFHF following the establishment of the Liquidating Trust and the contemplated transactions relating thereto. The General Partner could also benefit if the proposed transactions make IFHF a more attractive investment to new investors, thereby increasing the inflow of investments to IFHF. However, for the reasons discussed above, any increase in IFHF's assets under management that may be due to the proposed transactions would not be as a result of any abuses that Section 17(d) was designed to prevent.

For all of the reasons stated above, we believe that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned. We further believe that IFHF will participate in the proposed transactions on a basis no less advantageous than that of other participants, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

Finally, we note that Rule 17a-3 under the 1940 Act exempts transactions solely between a registered investment company and its fully-owned subsidiaries from Section 17(a) of the 1940 Act. Further, Rule 17a-5 under the 1940 Act provides that a *pro rata* distribution in cash or in kind by a registered investment company to its common stockholders where the stockholders have no election as to the specific assets they receive shall not be deemed to involve a sale to or a purchase from such distributing investment company, as those terms are used in Section 17(a) of the 1940 Act. In the release adopting Rule 17a-5, the Commission stated, "...none of the abuses against which Section 17 of the [1940] Act was directed are present in such a *pro rata* distribution."[12] While Rule 17a-3 and Rule 17a-5 would appear to permit the proposed transactions, we are aware of the Commission's order in M.A. Hanna Company et al.[13] and the Staff's contrary position in the Chicago Milwaukee Corporation no-action letter (pub. avail. December 16, 1988) (the "Chicago Milwaukee Letter").

In M.A. Hanna, applicants sought exemptive relief from Section 17(a) of the 1940 Act to permit the parent company to transfer certain of its assets to a subsidiary and to acquire all of the subsidiary's capital stock. The Commission stated, in relevant part, that Rule 17a-3 exempted the proposed transaction from Section 17(a) because "it is not proposed that any person other than 'the parent' will acquire any of the securities of [the subsidiary]."[14] Rule 17a-3 may not apply to the proposed transactions here because IFHF intends to simultaneously form the Liquidating Trust and distribute its entire interest in the Liquidating Trust to IFHF's Limited Partners on a *pro rata* basis. In the Chicago Milwaukee Letter, the Staff noted, "While it is clear that Rule 17a-5

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[12] Investment Company Act Release No. 2231 (issued September 28, 1955).

[13] 42 SEC 477, Investment Company Act Release No. 4121 (issued Dec. 28, 1964).

[14] 42 SEC at 484.

exempts *pro rata* distributions of an investment company's portfolio securities, we are unable to conclude that the Units [of a newly formed limited partnership to hold certain of the investment company's assets] constitute portfolio securities." We note that in the Chicago Milwaukee Letter, the investment company was transferring its real estate holdings into a separate subsidiary which would operate on an ongoing basis, while IFHF intends to transfer its interests in the Restricted Underlying Funds to the Liquidating Trust which would not engage in an ongoing business and would have a finite life.

**Conclusion**

Based upon the foregoing, we respectfully request the Staff's assurance that it would not recommend enforcement action to the Commission if IFHF, the Investment Adviser, the Liquidating Trust and the Affiliated Limited Partners proceed with the proposed transactions described above. Should you have any further questions, please contact me at 212-698-3525 or Lisa Price at 212-649-8795.

Sincerely,



Richard Horowitz, Esq.